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                              June 9, 2020

       Brian Grefsrud
       Chief Financial Officer and Treasurer
       Oaktree Real Estate Income Trust, Inc.
       333 South Grand Avenue, 28th Floor
       Los Angeles, CA 90071

                                                        Re: Oaktree Real Estate
Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed on March 30,
2020
                                                            Form 10-Q for the
quarterly period ended March 31, 2020
                                                            Filed on May 15,
2020
                                                            File No. 333-223022

       Dear Mr. Grefsrud:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2020 filed on May 15, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Net Asset Value, page 32

   1. We note your disclosure regarding Net Asset Value as of March 31, 2020, including your disclosure of the
discount rate and exit capitalization rate. Please tell us if there are any other significant
inputs that you used in the discounted cash flow methodology (e.g. rental growth rate
projections, holding periods). To the extent additional significant inputs were used, please tell us
what consideration you gave to disclosing these inputs and providing a sensitivity analysis
for these inputs.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Grefsrud
Oaktree Real Estate Income Trust, Inc.
June 9, 2020
Page 2




       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding our comment on the financial statements and related matters.



                                                        Sincerely,
FirstName LastNameBrian Grefsrud
                                                        Division of Corporation
Finance
Comapany NameOaktree Real Estate Income Trust, Inc.
                                                        Office of Real Estate &
Construction
June 9, 2020 Page 2
cc:       Jordan Mikes
FirstName LastName